Exhibit 99.3

NILESH G. SHAH B.com, LLB(G),F.C.S.

–––––––––––––––––––––––––––––––Company Secretaries–––––––––––––––––––––––––––––––

SCRUTINIZER’S REPORT (Consolidated)

To

The Chairman

Vedanta Limited

Sesa Ghor, 20 EDC Complex, Patto,

Panjim, Goa - 403 001

Dear Sir,

1. The Company has appointed me (Nilesh Shah – Company Secretary in practice having membership No. FCS-4554 and C.P. No. 2631) having address at 211-B, Sona Udyog Industrial Estate, Parsi Panchayat Road, Extention of Old Nagardas Road, Andheri (East), Mumbai – 400 069 as the Scrutinizer for the purpose of conducting the Postal Ballot Voting Process and E-voting process for obtaining approval of Shareholders of the Company in terms of SEBI Circular CIR/CFD/CMD/16/2015 dated 30th November, 2015 for the resolution as set out in the Postal Ballot notice dated 30th July, 2016.

Following reports have been submitted to the Chairman of the Company:

•	Separate report on Postal Ballot.

•	Separate report on e-voting.

2. I submit this consolidated report for voting conducted through postal ballot and e-voting read as under:

(a) The Company has provided facility to cast vote to all the equity shareholders and has sent the notice of Postal Ballot electronically on 6th August, 2016 to such shareholders whose email IDs were registered with depository participants. For other shareholders, the Notice of Postal Ballot have been sent by permitted mode, dispatch of which was completed on 6th August, 2016.

(b) The e-voting period began at 9.00 a.m. on Monday, 8th August, 2016 and ended at 5.30 p.m. on Wednesday, 7th September, 2016. The votes received electronically and through postal ballot from the Shareholders till Wednesday, 7th September, 2016 up to 5.00 p.m., being the last date and time fixed by the Company for e-voting and postal ballot were considered for my scrutiny.

(c) Particulars of all the votes received from the members have been entered in a register separately maintained for the purpose.

211 – Back Side, 2nd Floor, Bldg No. 1, Sona Udyog, Parsi Panchayat Road, Extn. Of Old nagardas Road,

Andheri-East, Mumbai-69. Tel No. 28207824/28203582 Email ID nilesh@ngshah.com

NILESH G. SHAH B.com, LLB(G),F.C.S.

–––––––––––––––––––––––––––––––Company Secretaries–––––––––––––––––––––––––––––––

(d) The votes cast electronically and by Postal Ballot were duly scrutinized and the shareholding was matched / confirmed with the Register of Members of the Company as provided by RTA as on 29th July, 2016.

(e) The postal ballot papers were diligently scrutinized and reconciled with the records maintained by the Company / Registrars and Transfer Agents of the Company and the authorizations / Proxies lodged with the Company.

(f) The postal ballot papers which was found defective because of signature mismatch, e-voting and non-shareholding have been treated as invalid and kept separately.

(g) The shareholders falling in the category of ‘Public’ only have been considered for the purpose of voting in respect of resolution number 1.

3. A summary of the votes cast through Postal Ballot and E-voting is given below:

Resolution No. 1

For approval of the Amalgamation embodied in the Scheme of Arrangement of Cairn India Limited with Vedanta Limited and their respective shareholders and creditors

Resolution No. 2

To approve the reduction of capital of the Company by an adjustment against / utilization of the securities premium account of the Company and other related matters

211 – Back Side, 2nd Floor, Bldg No. 1, Sona Udyog, Parsi Panchayat Road, Extn. Of Old nagardas Road,

Andheri-East, Mumbai-69. Tel No. 28207824/28203582 Email ID nilesh@ngshah.com

NILESH G. SHAH B.com, LLB(G),F.C.S.

–––––––––––––––––––––––––––––––Company Secretaries–––––––––––––––––––––––––––––––

Particulars	Type of Voting	Resolution No. 1			Resolution No. 2
		Number of shareholders casted votes		Representing No. of Equity shares of Re. 1 each	Number of shareholders casted votes		Representing No. of Equity shares of Re. 1 each
Total number of e-votes and postal ballots held by all shareholders / proxy holders / representatives who has casted votes	Postal Ballot	194		1,42,29,836	194		1,42,29,836
	e-Voting	872		2,48,46,52,197	872		2,48,46,52,197

	Total	1,066		2,49,88,82,033	1,066		2,49,88,82,033

Total No. of e-votes found to be invalid and shareholders abstained (fully or partly) for voting	Postal Ballot	12	*	12,33,179	13	*	12,33,279
	e-Voting	18	*	1,91,81,19,838	13	*	5,43,37,698

	Total	30	*	1,91,93,53,017	26	*	5,55,70,977

Total number of valid e-votes (ballots) casted by all shareholders / proxy holders / representatives	Postal Ballot	182		1,29,96,657	181		1,29,96,557
	e-Voting	854		56,65,32,359	859		2,43,03,14,499

	Total	1,036		57,95,29,016	1,040		2,44,33,11,056

Less : Ballots clubbed on account of multiple folios	Postal Ballot	18		—	18		—
	e-Voting	7		—	7		—

	Total	25		—	25		—

Total no of shareholders voting validly	Postal Ballot	164		1,29,96,657	163		1,29,96,557
	e-Voting	847		56,65,32,359	852		2,43,03,14,499

	Total	1,011		57,95,29,016	1,015		2,44,33,11,056

Total No of votes FOR the Scheme	Postal Ballot	146		1,29,83,569	142		1,24,54,459
	e-Voting	799	#	56,64,14,565	785	#	2,43,01,93,127

	Total	945	*	57,93,98,134	927	*	2,44,26,47,586

% of votes FOR of the Scheme (in terms of numbers / value of e-votes)	Postal Ballot	89.02%		99.90%	87.12%		95.83%
	e-Voting	94.33%		99.98%	92.14%		99.99%

	Total	93.47%		99.98%	91.33%		99.97%

211 – Back Side, 2nd Floor, Bldg No. 1, Sona Udyog, Parsi Panchayat Road, Extn. Of Old nagardas Road,

Andheri-East, Mumbai-69. Tel No. 28207824/28203582 Email ID nilesh@ngshah.com

NILESH G. SHAH B.com, LLB(G),F.C.S.

–––––––––––––––––––––––––––––––Company Secretaries–––––––––––––––––––––––––––––––

Particulars	Type of Voting	Resolution No. 1		Resolution No. 2
		Number of shareholders casted votes	Representing No. of Equity shares of Re. 1 each	Number of shareholders casted votes	Representing No. of Equity shares of Re. 1 each
Total No of votes AGAINST the Scheme	Postal Ballot	18	13,088	21	5,42,098
	e-Voting	48 #	1,17,794	67 #	1,21,372

	Total	66 #	1,30,882	88 #	6,63,470

% of votes AGAINST the Scheme (in terms of numbers / value of e-votes)	Postal Ballot	10.98%	0.10%	12.88%	4.17%
	e-Voting	5.67%	0.02%	7.86%	0.01%

	Total	6.53%	0.02%	8.67%	0.03%

*	The same exclude number of equity shareholders who have partially voted in favour and/or against and/or abstained.
#	There are certain shareholders who have casted their vote partly in favour and partly in against the resolution. For ascertaining the total no. of shareholders, we have considered respective shareholder in the category in which they have voted higher no. of shares (favour/against).

4. You may accordingly declare the result of the voting through Postal Ballot and E-voting.

Thanking you,

Yours truly,

Nilesh G. Shah Practicing Company Secretary Membership No. FCS 4554 CP No. 2631

Place: Goa

Dated: 09.09.2016

211 – Back Side, 2nd Floor, Bldg No. 1, Sona Udyog, Parsi Panchayat Road, Extn. Of Old nagardas Road,

Andheri-East, Mumbai-69. Tel No. 28207824/28203582 Email ID nilesh@ngshah.com